Filed Pursuant to Rule 433

File No. 333-185555

Dated April 23, 2014

The PNC Financial Services Group, Inc.

$750,000,000 3.90% Subordinated Notes due 2024

Term Sheet

April 23, 2014

This term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated April 23, 2014, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth in the immediately preceding sentence, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	The PNC Financial Services Group, Inc. (“PNC”)

Security:	3.90% Subordinated Notes due 2024

Ranking:	The Subordinated Notes are unsecured and will rank equally with all other unsecured subordinated indebtedness issued in the future under the indenture governing the Subordinated Notes. The Subordinated Notes will be subordinated in right of payment to all senior indebtedness of PNC, including guarantees issued by PNC of senior indebtedness issued by PNC Funding Corp., and other specified company obligations.

Expected Security Ratings*:	Baa1 / BBB+ / A (Moody’s / S&P / Fitch)

Security Type:	SEC Registered Subordinated Notes

Principal Amount:	US$750,000,000

Price to Investors:	99.737% of face amount

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	April 23, 2014

Settlement Date:	April 28, 2014 (T+3)

Maturity:	April 29, 2024

Optional Redemption Date:	Redeemable in whole or in part by the Issuer on or after the 30th day prior to the maturity date at 100% of the principal amount of the Subordinated Notes, plus accrued and unpaid interest thereon to but excluding the redemption date.

Coupon:	3.90% per annum

Interest Payment Dates:	Semi-annually in arrears on April 29 and October 29 of each year, commencing October 29, 2014 (long first coupon)

Day Count:	30/360

Reference Benchmark:	2.75% UST due February 15, 2024

Reference Benchmark Yield:	2.682%

Spread to Benchmark:	+ 125 basis points

Proceeds to Issuer (before expenses):	$744,652,500

CUSIP / ISIN:	693475AP0 / US693475AP09

Joint Book-Running Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflict of Interest

Because our affiliate PNC Capital Markets LLC is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the offering is being conducted in compliance with FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co at (866) 471-2526, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or PNC Capital Markets LLC at (855) 881-0697.

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